Exhibit 1.02

STEELCASE INC.
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013

Section 1. Introduction:

This Conflict Minerals Report (“Report”) of Steelcase Inc. has been prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2013 to December 31, 2013. As used in this Report, unless otherwise expressly stated or the context otherwise requires, all references to “Steelcase,” “we,” “our,” “Company” and similar references are to Steelcase Inc. and its consolidated subsidiaries.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the production or functionality of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

Conflict Minerals Policy and Supplier Code of Conduct

We have adopted a Conflict Minerals Policy that states our intention to refrain from purchasing products, components or materials containing any Conflict Minerals from the Covered Countries that directly or indirectly finance or benefit armed groups and are not from recycled or scrap sources. The policy also expresses our expectation of our suppliers that they also follow this same practice and that they provide us with information, upon our request, regarding the source and chain of custody of any Conflict Minerals in the products, components and materials they sell to us. In addition, our Supplier Code of Conduct includes a Fair Operating Practices paragraph regarding “Responsible Sourcing of Minerals” which is consistent with our Conflict Minerals Policy. Our policy and our Supplier Code of Conduct are publicly available in the Suppliers section of our website located at www.steelcase.com, and found under “Company,” “Working with Us”.

Description of Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals were necessary to the production or functionality of the product (“Necessary Conflict Minerals”), (ii) that we manufactured or contracted to be manufactured and (iii) for which the manufacturing was completed during calendar year 2013.

Section 2. Reasonable Country of Origin Inquiry and Due Diligence Processes:

Our reasonable country of origin inquiry began with conducting an assessment of which materials, components or parts we purchased that were used in any product we manufactured during the reporting period, and which products we contracted to be manufactured during the reporting period, were likely to contain Necessary Conflict Minerals. Our assessment was conducted based on our understanding of the materials chemistry of our products. Based on our assessment, we surveyed each supplier of those materials, components, parts and products which we concluded were likely to contain Necessary Conflict Minerals, asking the supplier to report on the presence and origin of any Necessary Conflict Minerals in the goods sold to us.

Once the survey requests were distributed, we communicated with the suppliers on a regular basis to encourage them to complete the survey and answer any questions they had regarding the purpose of the survey and the information requested. We also followed-up with suppliers who did not respond to our survey requests, targeting those suppliers from whom we purchased the greatest value of goods, and requested that they complete the survey; however, we did not receive a response from every supplier for this reporting period. As survey responses were received, we reviewed the responses and contacted the applicable supplier to obtain additional information if any of their responses were incomplete or if the information supplied did not align with our expectations as to the presence of Necessary Conflict Minerals in the goods we purchased.

In accordance with Rule 13p-1, we exercised due diligence to determine whether the Necessary Conflict Minerals in the products covered by this Report originated in the Covered Countries, and if from the Covered Countries, on the source and chain of custody of such Necessary Conflict Minerals. A project team from our Procurement department, with oversight by a Conflict Minerals Governance Committee comprised of members from our legal, finance, procurement, environmental, information technology and engineering teams, led the reasonable country of origin inquiry, due diligence and reporting processes. We designed our due diligence efforts in conformity with the internationally recognized due diligence framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten.

As a purchaser of predominantly component parts and finished goods, we are many steps removed from the mining of Conflict Minerals. We did not purchase raw ore or unrefined Conflict Minerals, and we did not purchase directly from sources in the Covered Countries, for products manufactured during the reporting period. For this reason, and our belief that the smelters and refiners of Conflict Minerals are best situated to identify the sources of Conflict Minerals, our reasonable country of origin inquiry and due diligence efforts into the source and chain of custody of Necessary Conflict Minerals utilized:

•
the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict-Free Smelter Program (“CFSP”) that determines which smelters and refiners can be validated as “conflict-free” (i.e. not sourcing from a conflict mine in the Covered Countries),

•	information provided by our suppliers,

•	information provided by smelters or refiners and

•	publicly available information from other third parties, such as other manufacturers with regard to their Conflict Minerals due diligence investigations.

We surveyed certain of our suppliers, by means of a third-party software and using the Electronic Industry Citizenship Coalition / Global e-Sustainability Initiative Conflict Minerals reporting template (“survey” or “EICC / GeSI form”), to inquire into the country of origin of any Necessary Conflict Minerals in our products. Our follow-up with suppliers (guided by decision trees and email templates we developed) into the source and chain of custody of Necessary Conflict Minerals varied depending upon a supplier’s response (or lack thereof) and the materials they provided to us. Red flags that triggered follow-up included:

•	no communication from a supplier,

•	incomplete survey responses,

•	a supplier questioning the applicability of these reporting requirements to their business,

•	survey answers from a supplier that differed from the answers we expected or

•
a supplier answering the survey questions in such a way that required further follow-up from us (e.g., completing the survey at a company level scope instead of a product level scope or not providing smelter information when answering yes to the presence of at least one Necessary Conflict Mineral).

Concurrently with the follow-up described above, we:

•	collected the survey results,

•	reviewed and assessed the results, including completing additional materials chemistry research when necessary, and

•	called and/or met with suppliers in person, when necessary.

Section 3. Products:

Product Review

After reviewing a supplier’s survey responses and completing appropriate follow-up, we traced those materials, components or parts containing Necessary Conflict Minerals that originated in the Covered Countries to determine which of the products we manufactured or contracted to be manufactured during the reporting period contained such materials, components or parts. Once we identified the relevant products, we completed a review of each of those products to assess if the product contained any other Necessary Conflict Minerals and to determine whether any of the Necessary Conflict Minerals in such product directly or indirectly financed or benefited armed groups in a Covered Country.

Product Conclusions

As a result of our efforts, we are not aware of any products we manufactured or contracted to be manufactured during the reporting period which contained Necessary Conflict Minerals that originated in a Covered Country and directly or indirectly financed or benefited armed groups.

We concluded that the products listed below contained Necessary Conflict Minerals which originated in a Covered Country, but the minerals were processed in smelters that are compliant with the CFSP assessment protocols and thus we do not believe they directly or indirectly financed or benefited armed groups.  These products also contained Necessary Conflict Minerals for which we were unable to determine the facility where the minerals were processed or the country of origin of the minerals, but we do not have any reason to believe those minerals directly or indirectly financed or benefited armed groups.

•	Amia

•	Context Adjustable-Height Worksurfaces (electric versions only)

•	Mobile Elements (pinboard versions only)

•	Privacy Wall (glass products only)

•	Series 5 Height-AdjusTable Worksurfaces and Bases

•	Siento

•	Certain custom versions of the following products:

◦	Elective Elements 6:

▪	Double-High Overhead Cabinets Left-hand Combination

▪	Freestanding Bookcases (three adjustable shelves / two fixed shelves) with Doors

▪	Right-hand Door Hinged Wardrobe

▪	Two-Hinged Doors with One Adjustable Shelf Pedestal

◦	Garland Service Modules with Wood Framed Glass Doors

◦	Montage Frameless Glass Stacker (10-inch height)

◦	V.I.A. Double and Single Glazed Glass Skins

◦	Walden:

▪	Freestanding Bookcase

▪	Service Modules with Doors

▪	Stacking Bookcase with Two Doors

Based on the information provided by our suppliers and otherwise obtained through our due diligence process, we believe the facilities used to process the Necessary Conflict Minerals contained in the products listed above and the countries of origin of those Necessary Conflict Minerals include the following:

Smelter or Refiner / Facility Name

Argor-Heraeus SA
Cookson
Cooper Santa
EM Vinto
Gejiu Non-Ferrous Metal Processing Co. Ltd.
Gejiu-Zi-Li
Global Advanced Metals
H.C. Starck GmbH
Jiangxi Tungsten Industry Co. Ltd.
LS-NIKKO Copper Inc.
Malaysia Smelting Corporation
Metallo Chimique NV
Metalor USA Refining Corporation
Mineração Taboca S.A.
Minsur
Ningxia Orient Tantalum Industry Co., Ltd.
OMSA
PT Bangka Putra Karya
PT Bukit Timah
PT Koba Tin
PT Refined Banka Tin
PT Stanindo Inti Perkasa
PT Tambang Timah
PT Timah
PT Tinindo Inter Nusa
Royal Canadian Mint
Solar Applied Materials Technology Corp.
Thaisarco
Ulba
Wolfram Company CJSC
Xiamen Tungsten Co., Ltd.
Yunnan Chengfeng Non-ferrous Metals Processing Co., Ltd.
Yunnan Tin Company Limited

Countries of origin

Australia, Bolivia, Brazil, China, the Covered Countries (not specified), Democratic Republic of the Congo, Indonesia, Kenya, Peru, Russia, Rwanda and Thailand

Our efforts to determine the mine or origin of the Necessary Conflict Minerals for all of the products listed in this Report included obtaining and reviewing supplier responses to the EICC / GeSI form, which includes questions on country of origin and smelters. If a supplier did not provide sufficient smelter information, we contacted the supplier to request additional information. In addition, we used information published by CFSI, other third-party companies and our own research to obtain information regarding the mine locations for any Conflict Mineral smelters disclosed by our suppliers.

Section 4. Risk Mitigation:

In addition to follow-up relating to the red flags mentioned in Section 2 above, our risk mitigation efforts during the current reporting period included:

•	hosting supplier summits in North America, EMEA and Asia Pacific, which each included a topic on Conflict Minerals;

•	holding various training sessions and publishing communications on our intranet to educate our employees on Conflict Minerals;

•	adding a Conflict Minerals compliance requirement to our product development process; and

•	continuing to provide an integrity hotline and website to both employees and non-employees for reporting ethics and compliance issues.

We expect to continue to undertake the following steps during the next reporting period to further mitigate the risk that the Necessary Conflict Minerals contained in the products we manufacture or contract to be manufactured finance or benefit armed groups in a Covered Country:

•	collect responses to supplier surveys for calendar year 2014 activity;

•	compare and validate results to information collected via independent conflict-free smelter validation programs such as the CFSP;

•	inform suppliers of our revised Supplier Code of Conduct; and

•	educate suppliers and Steelcase personnel about Conflict Minerals.